May 1, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 6010

Mr. Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re: Amylin Pharmaceuticals, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **filed April 24, 2009**
> **Filed by Eastbourne Capital Management, L.L.C.**
> **File No. 000-19700**
>
> **Soliciting Materials on Schedule 14A filed April 24, 2009**
> **File No. 000-19700**

Dear Mr. Sternberg:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRRN14A filed April 24, 2009

The Eastbourne Nominees, page 4

1. We note your response to comment 6 and revised disclosure on page 6. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Substitute nominees who are unnamed and to be designated by you at a later date are not bona fide nominees. Rule 14a-4(c)(5), which only describes the

circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d).  Please supplement the revised paragraph to expressly disclose that should the participants nominate substitute nominees, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.  See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

Solicitation of Proxies

2.  We note your response to Comment 10 and reissue the comment in part.  Please note that soliciting persons are required to post their proxy materials on a specified, publicly-accessible Internet web site (other than the Commission's EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, or advise.  Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Appendix I

3.  We note your response to Comment 13 and reissue the comment in part.  Please revise your disclosure to state, if true, that Messrs. Nuerge and Fleischman do not have an official business address other than their home address.  Refer to Item 5(b)(1)(i) of Schedule 14A.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review.  Please furnish a letter that keys your response to our comments.  In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments.  Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag.  Revised proxy materials should be marked to indicate any changes.  Note also the requirements of Rule 310 of Regulation S-T.  Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, Mellissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions, at (202) 551-3757, or Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions at 202-551-3266.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions